

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

February 24, 2016

Kevin Sherman
Interim Chief Executive Officer
True Drinks Holdings, Inc.
18662 MacArthur Blvd., Suite 110
Irvine, CA 92612

> **Re:** **True Drinks Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2016**
> **File No. 333-209549**

Dear Mr. Sherman:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not included audited financial statements for your most recently completed fiscal year, as required by Rule 8-08 of Regulation S-X. Because you did not report income from continuing operations before taxes in either the 2013 or 2014 fiscal years, you do not meet the conditions prescribed by paragraph (b) of Rule 8-08 and must include audited financial statements for the most recently completed fiscal year. For guidance, please refer to Section 1220.3 of the Division of Corporation Finance's Financial Reporting Manual, available on the Commission's website. In addition, we note the filing fails to include an audit report for the financial statements contained in the filing as well as the consent of the auditor to use its report in the registration statement. For these reasons, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Jessica R. Sudweeks